                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                ________________



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2001


                                _______________



                               IFCO SYSTEMS N.V.

                (Translation of registrant's name into English)



                          RIVIERSTAETE, AMSTELDIJK 166

                       1079 LH AMSTERDAM, THE NETHERLANDS

                    (Address of principal executive offices)


                                 ______________


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                  Form 20-F  X                    Form 40-F
                            ---                             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                           No   X
                         ---                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____ N/A

QUARTERLY REPORT

     The registrant's Second Quarterly Report 2001 filed with the Frankfurt Stock Exchange on August 31, 2001, with respect to the three months and six months ended June 30, 2001, is attached to this report as Appendix A.

AD HOC DISCLOSURE

     The ad hoc disclosure dated August 28, 2001, and filed by the registrant with the Frankfurt Stock Exchange regarding the registrant's results of operations for the three months and six months ended June 30, 2001, is attached to this report as Appendix B.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    IFCO SYSTEMS N.V.
                                    (Registrant)


Date: September 5, 2001             By: /s/ Michael W. Nimtsch
                                       ------------------------------
                                       Michael W. Nimtsch
                                       Senior Executive Vice President and Chief
                                       Financial Office

                                                                      APPENDIX A



                              [IFCO SYSTEMS LOGO]
                            Second Quarterly Report
                                      2001

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2001
                                     INDEX

                                                                                                           Page
                                                                                                           ----
General Information.....................................................................................      2
Condensed Consolidated Balance Sheets as of December 31, 2000 and June 30, 2001.........................      3
Condensed Consolidated Statements of Operations for the Three and Six Months Ended
   June 30, 2000 and 2001...............................................................................      4
Condensed Consolidated Statements of Comprehensive Income and Loss for the Three and Six Months Ended
   June 30, 2000 and 2001...............................................................................      5
Condensed Consolidated Statements of Cash Flows for the Six Months
   Ended June 30, 2000 and 2001.........................................................................      6
Notes to the Condensed Consolidated Financial Statements................................................      7
Cautionary Note Regarding Forward-Looking Statements....................................................     15
Report of Management....................................................................................     16

                              GENERAL INFORMATION

          IFCO Systems N.V. ("IFCO Systems" or the "Company") is a limited liability company organized under the laws of the Netherlands. IFCO Systems, which was incorporated on March 31, 1999, is the holding company for IFCO Systems Europe GmbH and its subsidiaries (formerly known as IFCO Europe Beteiligungs GmbH) ("IFCO Europe"), IFCO Systems North America, Inc. and its subsidiaries ("IFCO North America"), and IFCO Online AG ("IFCO Online").

     IFCO Systems was founded for the purpose of merging (the "Merger") IFCO Europe, MTS Okologistik GmbH ("MTS"), and IFCO International Network Beteiligungsgesellschaft mbH and their subsidiaries, formerly known as Schoeller International Logistics Beteiligungsgesellschaft mbH ("SIL") ("IFCO International" and together with IFCO Europe and MTS, the "IFCO Companies"), with PalEx, Inc. and its subsidiaries ("PalEx"). Following the Merger, PalEx changed its name to IFCO North America, MTS became a subsidiary of IFCO Europe, and IFCO International was merged into IFCO Europe.

     With the completion of the Merger in March 2000, the IFCO Companies' returnable plastic container ("RPC") systems were combined with IFCO North America's pallet and industrial container operations. The Company's RPC operations are located primarily in Europe and North America and its pallet and industrial container operations are located in North America.

     RPCs are used to transport products through one whole distribution cycle and then are reused multiple times. The Company manages a global pool of approximately 71 million owned or leased RPCs, serving customers in 32 countries. The Company also owns and manages a rental pool of over 1.7 million pallets in Canada, making it one of the one of the largest pallet rental pool owners in North America. In addition, the Company is a provider of new and recycled pallets and industrial container services in North America.

     The Company's headquarters are located in Amsterdam, the Netherlands. Its European operations headquarters are in Pullach, Germany, and its North American operations headquarters are in Houston, Texas. There are approximately 66 locations in Europe, 11 locations in Japan, 6 locations in Argentina, 1 location in South Africa, and 117 locations in North America.

     The Merger was completed on March 8, 2000, concurrently with the Company's initial public offering and related transactions. The Company's acquisition of IFCO North America was accounted for as a purchase. As such, IFCO North America's results of operations are included in the accompanying condensed consolidated financial statements from the date of the Merger.

     In August 2000, the Company founded a new subsidiary, IFCO Online. IFCO Online was created to provide a mechanism for the development of the Company's radio frequency identification ("RFID") and product platform tracking technologies.

     During the three months ended September 30, 2000, the Company purchased three additional pallet companies and one additional drum company in separate transactions. The total purchase price for these companies was approximately
1.0 million ordinary shares of the Company, approximately $73.4 million in cash, and approximately $6.6 million principal amount of a subordinated note.

     In November 2000, IFCO Europe purchased 10,000 shares of IFCO Asia for a 99.98% ownership interest. The operations of IFCO Asia will begin in 2001. The Company is currently assessing the prospects for conducting operations in Asia.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                                                                DECEMBER 31,          June 30,
                                                                                                    2000                2001
                                                                                                ------------          --------
                                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents  .............................................................        $  17,938           $  14,501
  Receivables  ...........................................................................          101,345             104,456
  Related party receivables...............................................................            5,179               7,403
  Inventories  ...........................................................................           20,634              18,430
  Other current assets  ..................................................................           34,566              38,695
                                                                                                  ---------           ---------
     Total current assets  ...............................................................          179,662             183,485
PROPERTY, PLANT AND EQUIPMENT, net  ......................................................          259,101             238,980
GOODWILL AND OTHER INTANGIBLE ASSETS, net  ...............................................          305,527             299,044
OTHER NON-CURRENT ASSETS  ................................................................           40,499              40,555
                                                                                                  ---------           ---------
     Total assets  .......................................................................        $ 784,789           $ 762,064
                                                                                                  =========           =========

                             LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt  ..................................................        $   3,807           $   8,182
  Current maturities of capital lease obligations  .......................................            9,388               9,057
  Accounts payable, accrued expenses and other current liabilities  ......................          123,541             118,498
  Refundable deposits  ...................................................................           69,371              57,022
                                                                                                  ---------           ---------
     Total current liabilities  ..........................................................          206,107             192,759
LONG-TERM DEBT, net of current maturities  ...............................................          139,736             161,247
CAPITAL LEASE OBLIGATIONS, net of current maturities  ....................................           21,870              16,025
OTHER LIABILITIES  .......................................................................           13,933              14,286
SENIOR SUBORDINATED NOTES  ...............................................................          187,760             169,480
COMMITMENTS AND CONTINGENCIES ............................................................
STOCKHOLDERS' EQUITY:
  Ordinary shares, (Euro Dollar)2 par value, 100,000,000 authorized shares, 43,934,650 and 43,931,189 issued and outstanding,
    respectively  ........................................................................           85,189              85,183
  Additional paid-in capital  ............................................................          304,485             304,591
  Accumulated deficit  ...................................................................         (169,884)           (155,431)
  Accumulated other comprehensive loss  ..................................................           (4,407)            (26,076)
                                                                                                  ---------           ---------
Total stockholders' equity  ..............................................................          215,383             208,267
                                                                                                  ---------           ---------
     Total liabilities and stockholders' equity  .........................................        $ 784,789           $ 762,064
                                                                                                  =========           =========

  The accompanying notes are an integral part of these consolidated financial statements.

                    IFCO SYSTEMS N.V. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

                                                                THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                         --------------------------------   -----------------------------
                                                         JUNE 30, 2000      JUNE 30, 2001   JUNE 30, 2000   JUNE 30, 2001
                                                         --------------     -------------   -------------   -------------
REVENUES  ............................................      $    97,139    $   122,514     $   145,688     $   249,109
COST OF SALES  .......................................           76,948        100,723         115,952         204,012
                                                            -----------    -----------     -----------     -----------
Gross profit  ........................................           20,191         21,791          29,736          45,097
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES..........           10,692         18,230          17,033          38,596
AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS..            2,122          2,198           2,656           4,908
OTHER OPERATING INCOME, NET  .........................              (56)          (905)           (294)           (941)
                                                            -----------    -----------     -----------     -----------
Income from operations  ..............................            7,433          2,268           10,341          2,534
INTEREST EXPENSE, NET  ...............................           (6,499)        (8,286)        (10,434)        (16,785)
FOREIGN CURRENCY (LOSSES) GAINS  .....................             (365)        10,513            (517)         29,988
OTHER (EXPENSE) INCOME, NET  .........................             (613)           494            (823)            779
                                                            -----------    -----------     -----------     -----------
(LOSS) INCOME BEFORE INCOME TAXES.....................              (44)         4,989          (1,433)         16,516
INCOME TAX (PROVISION) BENEFIT  ......................             (103)           (56)            604            (116)
INCOME (LOSS) FROM EQUITY ENTITIES ...................               --             62            (417)             62
                                                            -----------    ------------    ------------    -----------

(Loss) income from continuing operations before
 extraordinary loss and cumulative effect of change in
 accounting principle ................................             (147)         4,995          (1,246)         16,462
INCOME (LOSS) FROM DISCONTINUED OPERATIONS ...........            1,930         (2,009)             55          (2,009)
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT ...               --             --          (5,600)             --
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE ..               --             --             770              --
                                                            -----------    ------------    ------------    -----------
Net income (loss) ....................................      $     1,783    $     2,986     $    (6,021)    $    14,453
                                                            ===========    ===========     ===========     ===========
Income (loss) per share from continuing operations
 before extraordinary loss and cumulative effect of
 change in accounting principle--basic and diluted ...      $        --           $.11     $      (.04)           $.37
Income (loss) from discontinued operations............              .04           (.04)             --            (.04)
Extraordinary loss on early extinguishment of debt....               --             --            (.16)             --
Cumulative effect of change in accounting principle...               --             --             .02              --
                                                            -----------    -----------     -----------     -----------
NET INCOME (LOSS) PER SHARE--basic and diluted .......             $.04           $.07     $      (.18)           $.33
                                                            ===========    ===========     ===========     ===========
Weighted average shares used in computing net income
 (loss) per share--basic  ............................       42,652,967     43,931,189      34,127,992      43,932,055

Weighted average shares used in computing net income
 (loss) per share--diluted ...........................       44,323,067     43,931,189      34,127,992      43,932,055

  The accompanying notes are an integral part of these consolidated financial statements.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME  (LOSS)
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                THREE MONTHS ENDED JUNE  30,   SIX MONTHS ENDED JUNE 30,
                                                ----------------------------   -------------------------
                                                    2000           2001           2000         2001
                                                   ------         ------        -------      --------
Net income (loss) ....................             $1,783         $2,986       $(6,021)      $ 14,453
Other comprehensive (loss) income:
Foreign currency translation
 adjustment...........................               (859)         1,257         2,141        (21,669)
                                                   ------         ------       -------       --------
Comprehensive income (loss) ..........             $  924         $4,243       $(3,880)      $ (7,216)
                                                   ======         ======       =======       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                              SIX MONTHS ENDED JUNE 30,
                                                                                             ---------------------------
                                                                                                   2000          2001
                                                                                                ---------      --------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net (loss) income......................... .................................................      $  (6,021)     $ 14,453
 Adjustments to reconcile net (loss) income to net cash used in operating activities--
  Depreciation and amortization  ............................................................         19,172        29,210
  Foreign currency losses (gains)  ..........................................................            517       (29,988)
  Gain on sale of property, plant and equipment  ............................................            (65)         (133)
  Loss (gain) from equity entities, net  ....................................................            417           (62)
  Extraordinary loss on early extinguishment of debt.........................................          5,600             -
  Changes in operating assets and liabilities--
   Receivables and related party receivables  ...............................................        (43,073)      (28,807)
   Net proceeds from factoring arrangement...................................................         25,581        19,848
   Inventories  .............................................................................          4,639        (2,818)
   Other current assets  ....................................................................          2,976        (1,069)
   Accounts payable, accrued expenses and other current liabilities..........................        (22,991)      (16,163)
   Other non-current assets and liabilities  ................................................            197          (750)
                                                                                                   ---------      --------
  Net cash used in operating activities .....................................................        (13,051)      (16,279)
                                                                                                   ---------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of RPCs  ........................................................................       (17,417)       (8,889)
  Purchases of property, plant and equipment  ...............................................       (11,195)       (6,551)
  Proceeds from the sale of property, plant and equipment  ..................................           366         1,149
  Proceeds from sale of discontinued.........................................................             -         1,000
  operations................................................
  Purchase of minority interest option  .....................................................       (36,974)            -
  Purchase of investments carried at cost  ..................................................          (431)            -
  Cash paid for business acquisitions, net of cash acquired  ................................       (94,583)            -
                                                                                                  ---------      --------
   Net cash used in investing activities  ...................................................      (160,234)      (13,291)
                                                                                                  ---------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt  .............................................................       280,175        64,838
  Payments on short-term loans, short-term related party loans and long-term debt  ..........      (280,458)      (34,286)
  Payments of indebtedness of purchased companies  ..........................................       (15,196)            -
  Payments on capital lease obligations  ....................................................        (4,190)       (3,924)
  Payments for termination of participating rights and redeemable participating rights  .....        (3,206)            -
  Net proceeds from issuance of common stock  ...............................................       205,787           100
  Net proceeds from exercise of stock options  ..............................................         5,016             -
  Distributions to stockholders..............................................................        (1,433)            -
                                                                                                  ---------      --------
   Net cash provided by financing activities  ...............................................       186,495        26,728
                                                                                                  ---------      --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS  ...............................          (799)         (595)
                                                                                                  ---------      --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  .......................................        12,411        (3,437)
  CASH AND CASH EQUIVALENTS--beginning of period  ...........................................        12,240        17,938
                                                                                                  ---------      --------
  CASH AND CASH EQUIVALENTS--end of period  .................................................     $  24,651      $ 14,501
                                                                                                  =========      ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid for--
  Interest...................................................................................     $   7,537      $ 19,840
                                                                                                  =========      ========
  Income taxes  .............................................................................     $     229      $    354
                                                                                                  =========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 2001
                                  (UNAUDITED)

1.  BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Unless otherwise noted, all amounts are shown in U.S. dollars, which the Company has elected as its reporting currency. Since the euro is the primary functional currency of the Company and its European operations, the Company's assets, liabilities, revenues, and expenses are subject to exchange rate fluctuations between the dollar and the euro. Exchange rate fluctuations occur, to a lesser extent, as a result of certain subsidiaries operating in other countries and using other functional currencies.

     The accompanying unaudited condensed consolidated financial statements are prepared on a condensed basis. Accordingly, certain information and footnotes required by accounting principles generally accepted in the United States for complete financial statements are not included herein. The Company believes all adjustments necessary for a fair presentation of these interim statements have been included and are of a normal and recurring nature. Because operating results for interim periods are not necessarily indicative of the results for full years, these interim statements should be read in conjunction with the Consolidated Financial Statements of IFCO Systems and its subsidiaries as of December 31, 2000 and the related notes thereto as filed with the Frankfurt Stock Exchange on July 4, 2001 in the Company's 2000 Annual Report.

  SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS

     On July 20, 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141 (SFAS No. 141), "Business Combinations," and No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for goodwill and other intangible assets acquired in a business combination at acquisition. SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001, establishes specific criteria for the recognition of intangible assets separately from goodwill, and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized). SFAS No.142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. SFAS No. 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that goodwill and intangible assets which have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to forty years. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 142 beginning January 1, 2002. The Company is considering the provisions of SFAS No. 141 and No. 142. While it is possible that a charge to earnings may occur due to the adoption of SFAS No. 141 and 142, the Company has not determined the amount of the charge, if any.

       In June 2001, the Financial Account Standards Board issued Statement of Financial Accounting Standards No. 143 (SFAS No. 143), "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. It applies to (a) all entities and
(b) legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operations of a long-lived asset, except for certain obligations of lessees. This statement amends Statement of Financial Accounting Standards No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies", and is effective for financial statements issued for fiscal years beginning after June 15, 2002, however, early adoption is encouraged. Management is assessing the impact of SFAS No. 143 and has not yet determined whether or the extent to which it will affect the financial statements.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

  GOODWILL AND OTHER LONG-LIVED ASSETS

     In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company evaluates on a regular basis whether events and circumstances have occurred that indicate that the carrying amount or amortization periods of goodwill and other intangible assets may warrant revision. Management believes that there has been no impairment of the goodwill and other intangible assets for continuing operations as reflected in the accompanying condensed consolidated financial statements as of June 30, 2001, but will continue to evaluate the carrying value of these assets in the future. If it is determined that the carrying amount of the assets has been impaired, a charge to earnings will be made at that time.

2.  THE MERGER, INITIAL PUBLIC OFFERING, AND RELATED TRANSACTIONS

     Prior to March 2000, IFCO Europe was 76% owned by IFCO Systems, with General Electric Erste Beteiligungs GmbH ("GE Erste"), a subsidiary of General Electric Capital Corporation ("GECC"), holding a minority interest. In connection with its initial investment of $24,949 in IFCO Europe in 1997, GECC and GE Erste received options to increase their investment in IFCO Europe up to 100% after certain dates passed and criteria were met. GECC and GE Erste also received options to purchase 100% of MTS and up to 100% of SIL after certain dates passed and criteria were met. The GE Erste minority interest was purchased and all GECC and GE Erste options were released in connection with the Merger and initial public offering described below.

     On March 8, 2000, IFCO Systems completed the merger of PalEx, which subsequently changed its name to IFCO Systems North America, Inc. In the Merger, PalEx stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or the Company's ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of IFCO Systems' ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the Merger agreement. The total consideration for the Merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000. The Merger with PalEx was accounted for as a purchase business combination and, therefore, IFCO North America's results of operations after March 8, 2000 are included in the accompanying condensed consolidated financial statements.

     In connection with the Merger, IFCO Systems also completed an initial public offering of 13.0 million ordinary shares in March 2000, and subsequently issued an additional 1.95 million ordinary shares upon the underwriters' exercise of their overallotment option (collectively, the "IPO"). The total net proceeds to the Company from and at the time of the IPO, including the exercise of the overallotment option were $203.2 million. Effective March 8, 2000, the Company issued 10 5/8% Senior Subordinated Notes Due 2010 ("Senior Subordinated Notes") in the principal amount of (Euro Dollar)200.0 million ($169.5 million based on exchange rates at June 30, 2001). The net proceeds from the IPO, the net proceeds from the Senior Subordinated Notes, borrowings from the Company's new senior credit facility, along with cash on hand, were used to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund the cash payment due to GECC and GE Erste described below, and to fund IFCO Systems' purchase of the remaining joint venture interest in IFCO-U.S., L.L.C. ("IFCO-U.S.").

     In addition, IFCO Systems, together with Schoeller Logistics Industries GmbH ("SLI"), the shareholders of SLI, Schoeller Plast Industries GmbH ("SPI"), and Gebruder Schoeller Beteiligungsverwaltungs GmbH ("GSB"), each of which are related parties by common ownership, entered into the Option Release and IPO-Facilitation Agreement with GECC and GE Erste in connection with the Merger and the IPO. Pursuant to that agreement, Schoeller Logistic Technologies Holding GmbH ("SLT"), an affiliate shareholder of the Company, issued a (Euro Dollar)23.0 million, or approximately $19.5 million (based on exchange rates as of June 30, 2001) convertible debenture (the "Debenture") to GE Erste in exchange for the contribution of its minority interest owned in IFCO Europe. SLT then contributed this minority interest to the Company in exchange for 1,250,000 of the Company's ordinary shares. The Company also paid GECC and GE Erste
Euro Dollar22.0 million, or approximately $21.0 million (as of March 8, 2000), in consideration for the release of GECC and GE Erste's options and other rights to purchase shares of the IFCO Companies. The issuance of the Debenture to GE Erste by SLT and the payment for the options of the Company were accounted for as a purchase of minority interest in accordance with Accounting Principles Board Opinion No. 16," Business Combinations" ("APB 16"). The excess of the Debenture and cash payment over the value of the balance in minority interest has been allocated to goodwill.

     On March 8, 2000, the Company repaid the remaining outstanding balance under its previous senior facility agreement in the amount of (Euro Dollar)60.8 million ($58.4 million) and repaid the remaining balance under the previous senior subordinated agreement in the amount of (Euro Dollar)18.0 ($17.2 million).

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


     On March 8, 2000, in connection with the IPO and the refinancing of IFCO Systems, the Company made a payment of (Euro Dollar)4.1 million ($3.9 million) to SPI for the termination of participating rights. This payment was an estimate of the amount required to terminate the participating rights. The Company was reimbursed by the participating rights holder in December 2000 for an overpayment of approximately (Euro Dollar)0.9 million ($0.8 million).

     On March 8, 2000, the Company paid (Euro Dollar)1.4 million ($1.4 million) to terminate the redeemable participating rights held in IFCO International.

     On March 8, 2000, the Company repaid all outstanding short-term related party loans.

     On March 10, 2000, the Company paid $5.0 million to Intertape Polymer Group, Inc. for its 49% interest in IFCO-U.S., giving the Company 100% ownership of IFCO-U.S. This transaction was accounted for as a purchase of minority interest in accordance with APB 16.

     Prior to the Merger, during the quarter ended March 31, 2000, the Company declared a five-for-one ordinary share split. Ordinary shares authorized, issued and outstanding have been restated on the accompanying condensed consolidated financial statements to reflect the split. Nominal value was changed from (Euro Dollar)10 to (Euro Dollar)2. Subsequent to the split, in March 2000, the Company increased the authorized ordinary shares to 100,000,000.

  DISCONTINUED OPERATIONS

     Subsequent to the acquisition of PalEx, the Company commenced an assessment of the alignment of PalEx's site infrastructure and operations with IFCO Systems' logistics systems and services businesses. In performing this assessment, the Company determined its core systems and services businesses are largely dependent upon plant site locations rather than pallet manufacturing activity, which is not systems and services business and, in management's opinion, is not a growth business. The Company's strategic goals include the growth and development of its systems and services businesses. The Company determined that its management efforts and available capital would be more profitably applied to its systems and services segment, and, accordingly, management committed to a plan to discontinue and divest substantially all of its new pallet manufacturing operations in August 2000. The Company retained Batchelder & Partners, Inc. to assist in matters related top the divestiture of its new pallet manufacturing operations. Negotiations with a limited number of buyers started in late December 2000, and the divestiture is expected to be substantially complete in the third quarter of 2001 based upon a current offer. The offer was received in May 2001. The Company initially expected to receive sales proceeds approximately equal to the carrying value of the net assets of the new pallet manufacturing operations. However, because of increased competition in the pallet business in the United States and the declining profitability of the new pallet manufacturing operations, the sales offers were much lower than expected.

     IFCO Systems is continuing to work on a definitive agreement with an undisclosed third party for the sale of the pallet manufacturing segment. The Company expects that upon signing a definitive agreement, completion of the sale will be subject to customary conditions to closing as well as the consent of the Company's lenders under its Amended Senior Credit Facility. The proceeds of the sale of the new pallet manufacturing segment will be used to reduce the principal amount due under the Amended Term Loan and to pay related transaction expenses. The completion of the sale will require amendment of the Company's Amended Senior Credit Facility. See Note 3.

     In June 2001 the Company sold the assets of one of its North American subsidiaries which consisted of three pallet manufacturing locations. The proceeds of the sale were $5.2 million, and consisted of $1.0 million in cash, $4.0 million of secured buyer notes, and $0.2 million of other consideration. The buyer notes are due in 2001 and 2002 and bear interest at rates ranging from 10 5/8% to 13%.

     The results of operations for the new pallet manufacturing operations for the six months ended June 30, 2001 have been recorded against the accrual for operating losses anticipated until the expected disposal date. In addition, the Company recorded approximately $2.0 million of additional loss during 2001 to reflect adjustments to discontinued operations through disposal date.

3.  LONG-TERM DEBT

     On the closing date of the IPO and the Merger, IFCO Systems and IFCO North America entered into a new syndicated, secured senior credit facility, which was amended and restated on March 31, 2000 as the Amended and Restated

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

Credit Agreement (the "Senior Credit Facility"), to complete the syndication. The syndicate of banks, financial institutions, and other entities includes Canadian Imperial Bank of Commerce and Bank One, NA. IFCO North America is the borrower, and IFCO Systems and IFCO Systems' other subsidiaries are guarantors. CIBC World Markets Corp. and Bank One Capital Markets, Inc., are the coarrangers, and Bank One, NA is also the administrative agent. The Senior Credit Facility replaced the former credit facilities of IFCO Europe and PalEx's senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the IPO and the offering of the Senior Subordinated Notes discussed below, and initial borrowings under the Senior Credit Facility.

     The results of operations for the six months ended June 30, 2000 include an extraordinary loss on the early extinguishment of debt of $5.6 million. The loss occurred as a result of the write-off of unamortized deferred bank fees and other charges related to credit facilities that were paid off in conjunction with the Merger and related transactions. Due to losses in the related tax jurisdiction, there was no tax effect on this extraordinary loss on the early extinguishment of debt.

     In April 2001, effective December 31, 2000, the Senior Credit Facility was amended as the Second Amended and Restated Credit Agreement to substantially modify the terms of the Senior Credit Facility. Unless the context otherwise requires, "Amended Senior Credit Facility" refers to the Second Amended and Restated Credit Agreement as subsequently amended.

  TERMS OF SENIOR CREDIT FACILITY FROM THE CLOSING DATE OF THE IPO AND THE MERGER TO DECEMBER 31, 2000

     The Senior Credit Facility, until amended effective as of December 31, 2000, provided for borrowings of up to $235.0 million and consisted of (1) a multi-draw term loan facility in an aggregate principal amount of up to $108.8 million (the "Term Loan") and (2) a revolving credit facility providing for revolving loans to IFCO North America of up to $126.2 million (the "Revolver"). The Term Loan could be borrowed in up to 20 drawings commencing on the closing date of the IPO and the Merger and ending on the third anniversary of the closing date. The Term Loan could only be used to finance permitted acquisitions. Permitted acquisitions included any acquisition in which the total consideration paid did not exceed $25.0 million. Pursuant to the Senior Credit Facility, the Company obtained consent for three acquisitions completed during the three months ended September 30, 2000 with an aggregate purchase price of $89.5 million. In connection with obtaining this consent, the Senior Credit Facility was amended as of July 31, 2000, so that the aggregate amount of consideration IFCO Systems or its subsidiaries could pay in connection with additional permitted acquisitions during any consecutive 12-month period could not exceed $50.0 million. Availability under the Revolver was subject to a borrowing base.

     IFCO North America had available to it a multi-currency swingline facility for short-term borrowings denominated in certain readily available and freely tradable currencies in an amount not to exceed $50.0 million and a dollar swingline facility in an amount not to exceed $25.0 million. Any multi-currency swingline loan or dollar swingline loan reduced availability under the Revolver on a dollar-for-dollar basis. IFCO North America could obtain letters of credit, in an aggregate amount not in excess of $25.0 million of the Revolver, issued by Canadian Imperial Bank of Commerce World Markets Corp. and Bank One, NA. Drawings under any letter of credit were to be reimbursed by IFCO North America on the same business day if the draw was presented and notice was provided to IFCO North America prior to 12:00 P.M. Chicago time. Letters of credit issued also reduced availability under the Revolver.

     IFCO North America would have been able to draw on the Revolver through March 8, 2003 and the Revolver matured on March 8, 2006. The Revolver was utilized to make capital expenditures and to finance the working capital needs of IFCO Systems and its subsidiaries in the ordinary course of business. The Revolver was also used to pay fees and expenses related to the merger transactions. The borrowing base under the Revolver was based on a percentage of IFCO Systems' eligible receivables, eligible inventories, and eligible RPCs. Eligible receivables exclude receivables in certain European countries in which a security interest in such receivables could not be perfected. Eligible inventories included pallets that IFCO Systems and its subsidiaries own for rent to third parties. Eligible RPCs included those RPCs owned by IFCO-U.S.

     The outstanding amounts under the Term Loan and the Revolver, as well as the swingline facility described above, bore interest at interest rates determined based upon the Company's consolidated total leverage ratio, which is defined in the Senior Credit Facility agreement, and changes quarterly. The rates ranged from a high of 300 basis points over LIBOR and 200 basis points over prime rate, to a low of 200 basis points over LIBOR and 100 basis points over prime rate. The outstanding amounts under the Term Loan and the Revolver were repayable in 12 consecutive quarterly installments commencing in June, 2003 in an aggregate amount for each 12-month period equal to 20% in the first period, 30% in the second period, and 50% in the third period.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



  TERMS OF AMENDED SENIOR CREDIT FACILITY, EFFECTIVE AS OF DECEMBER 31, 2000

     The Amended Senior Credit Facility provides for borrowings of up to $178.0 million and consists of (1) a term loan facility in an aggregate principal amount of $78.0 million (the "Amended Term Loan") and (2) a revolving credit facility providing for revolving loans to IFCO North America of up to $100.0 million that IFCO Systems may draw on until February 4, 2003 (the "Amended Revolver"). There are no additional borrowings available on the Amended Term Loan, nor are there any further permitted acquisitions. The principal balance of the Amended Term Loan must be reduced by the proceeds of certain asset sales, as defined, including the proceeds from the sale of the new pallet manufacturing operation. The Amended Term Loan is payable in monthly principal installments of $0.7 million beginning in September 2001, with the balance due in February 2003 (the new maturity date of the Amended Revolver). The aggregate Amended Term Loan amount is permanently reduced by any required principal reduction. Availability under the Amended Revolver is subject to a borrowing base calculated on the same terms as the Senior Credit Facility.

     The Amended Senior Credit Facility provides multi-currency and dollar swingline facilities in the amounts of $50.0 million and $10.0 million, respectively, essentially on the same terms as the Senior Credit Facility. Letters of credit continue to be available pursuant to the Amended Senior Credit Facility in an aggregate amount not to exceed $25.0 million on essentially the same terms as the Senior Credit Facility, provided however, loans under the Amended Senior Credit Facility shall no longer be made in Canadian dollars. There were commitments for outstanding letters of credit in the amount of $7.3 million as of June 30, 2001.

     The Amended Senior Credit Facility permits cumulative capital expenditures in the amount of $26.5 million through June 30, 2001, $37.8 million through September 30, 2001, $47.0 million through December 31, 2001, and $50.0 million for each four-quarter period ending thereafter.

     The Amended Term Loan and Amended Revolver bear interest at a high of 400 basis points over LIBOR and 250 basis points over prime rate, to a low of 275 basis points over LIBOR and 200 basis points over prime rate. As of June 30, 2001, the outstanding debt under the Term Loan and Revolver had a weighted average interest rate of 8.6% per annum.

     There was $163.3 million outstanding under the Amended Senior Credit Facility as of June 30, 2001, including (Euro Dollar)51.1 million (or $43.3 million) under the multi-currency swingline facility, $77.0 million under the Amended Term Loan, and $43.0 million under the Amended Revolver. There was $6.4 million available for borrowing under the Amended Revolver as of June 30, 2001. Availability is the total amount under the Amended Revolver ($100.0 million) less amounts due under the multi-currency swingline facility ($43.3 million), the amounts due under the Amended Revolver ($43.0 million) and commitments for outstanding letters of credit ($7.3 million)

     Terms of Amendment No. 1 and Consent to Amended Senior Credit Facility, Effective as of June 12, 2001. In June 2001, the Company entered into an amendment of terms of and consent with respect to the Amended Senior Credit Facility. The amendment includes an amendment of the definition of consolidated earnings before interest, taxes, depreciation, and amortization ("EBITDA"), restrictions on payments in respect of the Senior Subordinated Notes and other long-term debt when a default or event of default occurs and is continuing, and additional restrictions on IFCO Systems' and IFCO North America's ability to make optional payments in respect of other long-term debt.

     Pursuant to Amendment No. 1, the administrative agent and lenders also consented to the asset sale of certain of IFCO Systems' pallet manufacturing operations and the assignment by IFCO Systems of promissory notes received by it as consideration for the sale to the administrative agent for the benefit of the lenders.

     Terms of Amendment No. 2 and Waiver to Amended Senior Credit Facility, Effective as of August 31, 2001. In August 2001, the Company entered into an amendment of terms of and waiver with respect to the Amended Senior Credit Facility. The amendment changes the definition of EBITDA by excluding any non-cash income and losses from exchange gains or losses, and modifies the requirements for the Consolidated Senior Leverage Ratio (the ratio of all indebtedness other than the senior subordinated notes and certain other long-term debt to EBITDA).

  TERMS COMMON TO THE SENIOR CREDIT FACILITY AND THE AMENDED SENIOR CREDIT FACILITY

     IFCO North America's obligations are guaranteed by IFCO Systems and substantially all of its existing subsidiaries

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



and each of its future direct and indirect subsidiaries, other than subsidiaries deemed immaterial by the administrative agent. IFCO North America's obligations and the guarantees are secured by a perfected first priority security interest in all of the loan parties' substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the costs of obtaining the security interest are excessive in relation to the value of the security.

     The Senior Credit Facility and Amended Senior Credit Facility contain a number of covenants that, among other things, limit IFCO Systems' and its subsidiaries' ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restricts certain corporate activities. In addition, IFCO Systems and its subsidiaries are required to comply with specified ratios and tests, including a minimum net worth test and an interest coverage ratio and leverage ratios based on EBITDA. At June 30, 2001, the Company was in compliance with all financial covenants of the Amended Senior Credit Facility.

     If the Company is unable to complete the sale of the new pallet manufacturing business and amend the Amended Senior Credit Facility, or otherwise negotiate further amendment of the Amended Senior Credit Facility with the lenders, or if IFCO Systems is unable to obtain additional financing or new financing, it is possible that the Company may exceed the borrowing base or be in violation of one or more covenants of the Amended Senior Credit Facility during one or more periods after the date of this report. If the Company's borrowings under the Amended Revolver exceed the borrowing base as determined by the lenders, IFCO North America is required to prepay the Amended Revolver in an amount equal to the excess. If the Company fails to make a required prepayment, the failure would be a default under the Amended Credit Facility that cannot be cured. Any violation of a covenant would also be a default under the Amended Senior Credit Facility. The Company is required to give prompt notice to the administrative agent and the lenders of the occurrence of any default. For most violations of covenants, the Company has a period of 30 days after its notice to cure the violation.

     If the Company is unable to cure a covenant violation within the specified time period for cure, or if there is a default with no cure period available, and the lenders do not waive the default or appropriately amend the Amended Senior Credit Facility, then there will be an event of default under the Amended Senior Credit Facility. If an event of default does occur for any of these reasons, then the lenders may immediately terminate the Amended Revolver and may declare the aggregate principal amount outstanding under the Amended Term Loan and the Amended Revolver, together with all accrued and unpaid interest, immediately due and payable. With respect to outstanding letters of credit, IFCO North America would also be required to deposit cash collateral with the administrative agent equal to the undrawn and unexpired amounts of the letters of credit. In addition, if the lenders declare the Amended Term Loan and the Amended Revolver immediately due and payable, there will be an event of default under the terms of the indenture governing the Senior Subordinated Notes, which would entitle the trustee or the noteholders to accelerate the payment of principal and interest under the Senior Subordinated Notes. See Future Liquidity; Financing Prospects in Report of Management.

     The Senior Credit Facility and Amended Senior Credit Facility contain customary events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances.

  SENIOR SUBORDINATED NOTES

     On March 8, 2000, IFCO Systems issued (Euro Dollar)200.0 ($169.5 million based on exchange rates at June 30, 2001) million principal amount of Senior Subordinated Notes in a private placement. The total net proceeds to the Company from the issuance of the Senior Subordinated Notes were $184.7 million. The Senior Subordinated Notes mature on March 15, 2010. Interest at the rate of
10 5/8% per year from the date of issuance is payable semiannually in arrears on each March 15 and September 15, commencing September 15, 2000. The Senior Subordinated Notes are not secured, but are guaranteed by the Company's material subsidiaries. The notes and the guarantees rank behind all of IFCO Systems' existing and future senior debt, including IFCO Systems' obligations under the Amended Senior Credit Facility. The indenture governing the Senior Subordinated Notes contains a number of significant covenants, which restrict IFCO Systems' corporate and business activities, including its ability to dispose of assets, incur additional debt, prepay other debt, pay dividends, repurchase or redeem capital stock, enter into specified investments or create new subsidiaries, enter into sale and lease-back transactions, make specific types of acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



  RECEIVABLE FACTORING

     The Amended Senior Credit Facility permits specified levels of receivable factoring. IFCO GmbH and, subsequently, other subsidiaries of IFCO GmbH, previously entered into a factoring agreement under which IFCO GmbH companies could offer all of its trade receivables to a factoring agent. Under the factoring agreement, the sales price is the nominal value of the receivable less a factoring fee of 0.45% of the nominal value of the factored receivables. The factoring agent has the right to collect the receivables and bears the collection risk. The factoring agent is required to remit 75% of the factored receivables to these IFCO GmbH companies. The remainder, less the factoring charge, is held in an escrow account and is remitted to these IFCO GmbH companies following collection. The interest rate on cash advances relating to factored receivables is based on the three-month EURIBOR rate plus 1.25%, or 5.7% as of June 30, 2001. These IFCO GmbH companies factored approximately 39% of their receivables during the six months ended June 30, 2001, and incurred factoring charges and factoring-related interest charges of $1.8 million and $1.6 million for the six months ended June 30, 2000 and 2001, respectively.

  CAPITAL LEASE OBLIGATIONS

     The Company has entered into leases with related and unrelated third parties principally for RPCs that are accounted for as capital leases.

4.  NET INCOME (LOSS) PER SHARE

     Net income (loss) per share--basic and diluted for the three months ended June 30, 2000 and basic for the six months ended June 30, 2000 were computed using weighted average shares (the shares attributable to the IPO, the shares issued to the stockholders of PalEx, the shares allocated for future transfers to shareholders of the Company's Canadian subsidiary, the shares issued to the former shareholders of IFCO Europe, MTS and IFCO International, and the shares issued through June 30, 2000 pursuant to the exercise of stock options). The effect of unexercised stock options determined under the treasury method resulted in a 1,670,100 weighted average share dilutive effect for the three months ended June 30, 2000.

     Net income per share--basic for the three and six months ended June 30, 2001 was computed using the weighted average number of ordinary shares outstanding for the period. There was no dilutive effect of unexercised stock options and warrants determined under the treasury method for the three and six months ended June 30, 2001.

5.  FOREIGN CURRENCY INCOME

     The results of operations for the three and six months ended June 30, 2001 include net unrealized foreign currency gains of $8.6 and $24.3 million, respectively, resulting from the effect of the change in the exchange rate between the dollar and the euro on the Company's euro swingline borrowings on IFCO North America's books, whose functional currency is the dollar and the dollar intercompany receivable on the parent company's books, whose functional currency is the euro, due from IFCO North America. The results of operations for the three and six months ended June 30, 2001 also include realized foreign currency gains of $1.9 and $5.7 million, respectively, resulting from operating transactions between countries with different currencies and from the effect of the strengthening of the dollar against the euro in conjunction with amounts owed under our Amended Senior Credit Facility that are denominated in euros.

6.  ENVIRONMENTAL MATTERS

  POTENTIAL ENVIRONMENTAL LIABILITIES

          In February 1998, a subsidiary of PalEx acquired Drum Service of Florida ("DSF"), a steel drum reconditioning company with a facility in Zellwood, Florida. DSF is a wholly-owned subsidiary of IFCO Container Systems, Inc. ("ICS"), a wholly owned subsidiary of IFCO Systems North America, Inc. In 1982, DSF was notified by the U.S. Environmental Protection Agency (the "EPA") and the Florida Department of Environmental Regulation (the "DER") that they believed that DSF might be a potentially responsible party ("PRP") regarding the Zellwood Groundwater Contamination Site in Orange County, Florida (the "Zellwood Site"). The Zellwood Site was designated a "Superfund" environmental clean-up site after the DER discovered arsenic contamination in a shallow monitoring well adjacent to it. The DSF facility is a portion of the 57 acres constituting the Zellwood Site. The Company believes that DSF and its former shareholders were among approximately 25 entities and individuals identified as PRPs by the EPA.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



     Between March 1990 and July 1996, the EPA issued various administrative orders and notices to DSF and various other PRPs. Those orders and notices demanded reimbursement from PRPs of approximately $2.0 million of the EPA's costs regarding the Zellwood Site and requested the PRPs to accept financial responsibility for additional clean-up efforts. During that time, the EPA estimated that the cost of the selected remedy for soil at the Zellwood Site would be approximately $1.0 million and the cost of the selected remedy for groundwater at the Zellwood Site would be approximately $6.1 million. DSF and the other PRPs did not agree to the EPA's demands or agree to fund any additional clean-up. In April 1997, the EPA issued an order unilaterally withdrawing the previous orders.

     On June 12, 1998, a suit was filed in the United States District Court for the Middle District of Florida (Orlando Division) (the "Court") against DSF and certain other PRPs with respect to the Zellwood Site (United States of America v. Drum Service Co. of Florida, John Michael Murphy, Douglass Fertilizer & Chemical, Inc., et, al., Civil No. 98-687-Civ-Orl-28JGG) (the "Zellwood
Suit"). In this lawsuit, the EPA is seeking reimbursement of costs incurred at the Zellwood Site during the past 18 years and a declaratory judgment for future response costs.

     DSF has maintained comprehensive general liability insurance coverage for over 37 years, and a number of the policies providing such coverage did not contain exclusions for environmental contamination. DSF has notified the insurers that issued such policies of the EPA's claims regarding the Zellwood Site and the commencement of the Zellwood Suit. An insurer under one of such policies has now agreed to pay DSF's legal fees and expenses in defending the EPA lawsuit and to reimburse DSF for past legal fees and expenses. In addition, the former shareholders of DSF have agreed with DSF and IFCO North America to bear liabilities and expenses with respect to the Zellwood Site, to the extent such liabilities exceed DSF's and IFCO North America's insurance recoveries.

     DSF was successful in negotiating a settlement with the EPA with regard to the Zellwood Suit. DSF and the EPA entered into a settlement agreement in the form of a Consent Decree. Pursuant to terms of the Consent Decree, the EPA will receive $3 million of insurance proceeds and DSF will be required to perform a portion of the remedy for the site. The Consent Decree was filed in the Federal Register and was subject to a 30-day comment period during which the public was permitted to provide comments to the EPA with regard to the proposed settlement. The comment period expired on August 6, 2001. The EPA advised the Company that no comments were received. Accordingly, the EPA is in the process of seeking the Court's approval of the Consent Decree. If the Court approves the settlement, the Consent Decree will be signed by the Court and, absent appeal, the settlement will be final.

     The Company will be required to provide a letter of credit for the benefit of the EPA in an amount not to exceed $1.3 million within ten days after Court approval of the Consent Decree.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this report discuss future expectations, contain projections of results of operations or financial condition of IFCO Systems, or state other forward-looking information. These statements may include financial information and/or statements for periods following the period covered by this report. You can find many of these statements by looking for words like believes, expects, anticipates, estimates, or similar expressions used in this report.

     These forward-looking statements may be affected by known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions that we believe to be reasonable. Risks and uncertainties include the following: (1) IFCO Systems' ability to effectively integrate its operations and achieve its operational and growth objectives; (2) the competitive nature of the container businesses, including RPCs, pallets, and industrial containers;
(3) customer demand and business and economic cycles; (4) the ability to finance operations, capital expenditures, and growth and comply with covenants of credit agreements to which IFCO Systems is a part; (5) conditions in lumber markets;
(6) seasonality; (7) weather conditions; (8) the ability to sell the new pallet manufacturing operations; (9) changes in national or international politics and economics; (10) currency exchange rate fluctuations; and (11) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange or the Nasdaq National Market.

     Important factors that could cause IFCO Systems' actual results to be materially different from the forward-looking statements are also disclosed throughout this report.

                               IFCO SYSTEMS N.V.
                              REPORT OF MANAGEMENT
                FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2001

     Unless otherwise indicated, all references in this Report of Management to we, us, our, and similar terms, as well as references to the "Company" and "IFCO Systems" refer to IFCO Systems N.V. and its subsidiaries after the contribution of the capital shares of the IFCO Companies to IFCO Systems N.V. and to the IFCO Companies and their subsidiaries before that time.

OUR COMPANY

     IFCO Systems is a leader in reusable supply chain management. As a result of the merger of the IFCO Companies with PalEx in March 2000, we can provide shipping platforms for a variety of products. Our returnable plastic containers
(RPCs) are an integral part of the movement of fresh produce and dry goods. Our global RPC pool currently consists of approximately 71 million RPCs in a variety of sizes. During 2000, our RPCs made approximately 229.3 million trips in 32 countries worldwide, compared to approximately 212.7 million trips in 1999. For the first six months of 2001, our RPCs made approximately 116.8 million trips, compared to approximately 107.0 million trips during the first six months of 2000.

     The Company's North American continuing operations consist of a pallet services segment, a pallet pooling segment, and a steel drum reconditioning segment. The pallet services segment provides recycled and remanufactured wooden pallets. The Company's Canadian pallet rental pool currently consists of approximately 1.7 million rental pallets. We own the second largest pallet rental pool in North America. Our steel drum reconditioning segment provides cleaning and restoration of steel drums. IFCO Systems' customers in North America include companies in the automotive, chemical, consumer products, grocery, produce and food production, petroleum, paper and forest products, retail, and steel and metals industries.

BUSINESS OUTLOOK

     Unless indicated otherwise, the following Business Outlook for the Company's business segments presents 2000 information on a pro forma basis, and assumes the acquisitions of IFCO North America (including IFCO-U.S.) and four companies acquired as purchases in July and August 2000 were effective as of January 1, 2000.

  RPC OPERATIONS

     Our global RPC trips increased 8.0% to 58.1 million for the three months ended June 30, 2001 compared to 53.8 million trips for the three months ended June 30, 2000. Our global RPC trips increased 9.2% to 116.8 million for the six months ended June 30, 2001 compared to 107.0 million pro forma trips for the six months ended June 30, 2000. Our global RPC pool level at June 30, 2001 was relatively unchanged at 71.0 million crates compared to the same period in 2000. We initiated several initiatives in our RPC operations to reduce trip related expenses, including installation of detailed planning processes to optimize logistic procedures and to increase the crate turns per year.

     Our RPC revenues increased 7.3% for the six months ended June 30, 2001 compared to the same pro forma period in 2000. Our RPC revenues are primarily generated in countries in which the euro is the functional currency, but which are translated into dollars for our financial statements. Adjusted for the change in the exchange rate between the euro and the dollar for the six months ended June 30, 2001, our RPC revenues were $85.1 million, a 13.6% increase over the same pro forma period in 2000.

     We will continue to develop the food, vegetable and industrial markets for RPCs through improvements in our logistic, depot and administrative structures.

  PALLET SERVICES OPERATIONS

     Unit sales for pallet services for the three months ended June 30, 2001 were relatively unchanged at 10.0 million units compared to 9.9 million pro forma units for the three months ended June 30, 2000. Unit sales of pallet services for the six months ended June 30, 2001 were also relatively unchanged at 18.8 million units compared to 18.9 million pro forma units for the six months ended June 30, 2000. The pallet services operation aggressively pursued additional sales at reduced prices at most local facilities during the current periods. These additional sales efforts mitigated the effect of the general economic downturn in North America.

     The pallet services market for 2001 reflects the general weakness of the North American economy, although we have seen some strengthening in isolated markets in which we have added market share. Current selling prices for pallet service products are approximately 15% lower than in 2000. Pallet services customers customarily operate their businesses on a just-in-time basis, and accordingly do not provide us with orders with long lead times before shipment is required. The absence of an order backlog is characteristic of pallet service providers.

     The results of operations for pallet services reflect our efforts to adjust our operations to current economic conditions. Revenues were lower for the current reporting periods on approximately the same number of units. Raw materials costs (pallet "cores") have increased up to 15% in some geographic areas. Because we reduced other costs in an effort to compensate for lower selling prices and higher core costs, our EBITDA for pallet services has remained relatively stable for the current reporting periods when compared to the same periods in 2000.

     We have added and expect to gain more new customers as a result of our national sales and marketing efforts. Some of these new customers also provide us with pallet cores and complement the additional core suppliers that we recently added as core resources.

  PALLET POOLING OPERATIONS

     Our pallet pooling operations lease high quality, re-useable pallets for one-way trips. Currently, the primary customer base for these services is the grocery industry. We own a portion and maintain the largest fleet of CPC (Canadian Pallet Council) pallets, a cooperative pool of approximately 5.5 million pallets. Additionally, the Company is developing and offers a proprietary pool of approximately 300,000 "Flex" pallets. We are encouraged by the reception our Flex program has received in the marketplace. We have received strong support from Canadian retailers and are adding new Flex customers on a monthly basis.

     The results of operations for our pallet pooling operations for the quarter and six months ended June 30, 2001 substantially met our forecasts. Revenues for the six months ended June 30, 2001 increased 16.7% over the same pro forma period in 2000 to $9.1 million.

     Leased pallet trips increased 40.0% to 0.7 million trips for the three months ended June 30, 2001 compared to 0.5 million trips for the three months ended June 30, 2000. Leased pallet trips increased 10.0% to 1.1 million trips for the six months ended June 30, 2001 compared to 1.0 million pro forma trips for the six months ended June 30, 2000.

  DRUM RECONDITIONING OPERATIONS

     Unit sales of reconditioned drums decreased 20.0% to 1.5 million units for the three months ended June 30, 2001 compared to 1.8 million pro forma units for the three months ended June 30, 2000. Unit sales for the six months ended June 30, 2001 decreased 13.3% to 3.0 million units compared to 3.4 million pro forma units for the six months ended June 30, 2000. Unit sales decreased primarily due to the weakness in the U.S. economy and, to a lesser extent, the drought in Florida.

     The market for reconditioned drums declined further in the second quarter 2001 when compared to the first quarter 2001 as our customers' respective segments of the U.S. economy continued to slow. There is more drum reconditioning capacity available, therefore it has been difficult to gain additional market share based on pricing. Competitors in the drum industry are attempting to preserve their respective markets shares through product pricing. We have had some success late in the second quarter converting a large new drum user into reconditioned drums.

     The reconditioned drum industry has no backlog. Customers' orders are normally filled in less than three days from the date the order is placed.

     Our drum reconditioning revenues declined as the U.S. economy slowed further in the second quarter. Manufacturing has been especially weak, which has in turn impacted the raw material manufacturers, such as the paint, inks, and chemical manufacturers, to whom we supply containers. With the exception of the citrus business in Florida, our food-related business has been steady to stronger when compared to levels during the same periods last year.

     In response to the slowdown in the U.S. economy and the drop in revenues, we have reduced the price paid for used steel drums, instituted a charge for empty drum disposition, or increased the amount charged for drum disposition. In addition, we have been aggressively cutting our fixed costs in our drum reconditioning operations.

REVENUES FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2001

     The accompanying unaudited condensed consolidated financial statements for IFCO Systems and subsidiaries are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and are presented in U.S. dollars. Under U.S. GAAP, the historical results of operations for PalEx and those other companies acquired as purchases by IFCO Systems during 2000 are reflected in the unaudited financial statements from their respective acquisition dates. The following table presents revenues for the Company's business segments on a historical, U.S. GAAP basis (in millions):

                                                                     (UNAUDITED)
                                                             HISTORICAL REVENUES FOR THE
                                        THREE MONTHS ENDED JUNE 30,                SIX MONTHS ENDED JUNE 30,
                                    -----------------------------------      -------------------------------------
                                                         % INCREASE                                 % INCREASE
BUSINESS SEGMENT                      2000      2001     (DECREASE)             2000      2001      (DECREASE)
---------------------------------    -----    ------     ----------           ------    ------      ----------
RPC Operations...................    $36.7    $ 37.8          3.0%            $ 73.5    $ 80.4           9.4%
Pallet service operations........     28.5      54.2         90.2%              33.8     108.3         220.4%
Pallet pooling operations........      3.9       4.8         23.1%               4.8       9.1          89.6%
Drum reconditioning operations...     28.0      25.7        (8.2)%              33.6      51.3          52.7%
                                     -----    ------                          ------    ------

   Total revenues................    $97.1    $122.5         26.2%            $145.7    $249.1          71.0%
                                     =====    ======                          ======    ======


     The following table presents revenues for the Company's business segments on 2001 historical and a 2000 pro forma basis, which assumes the acquisition of IFCO North America and the acquisitions of four companies in July and August 2000 were effective as of January 1, 2000 (in millions):

                                                                        (UNAUDITED)
                                                                      REVENUES FOR THE
                                          THREE MONTHS ENDED JUNE 30,                   SIX MONTHS ENDED JUNE 30,
                                    ---------------------------------------      ---------------------------------------
                                    PRO FORMA                % INCREASE           PRO FORMA                % INCREASE
BUSINESS SEGMENT                     2000 (1)       2001     (DECREASE)              2000       2001        (DECREASE)
----------------                    ----------     ------     ----------          ---------    ------       ----------
RPC Operations...................     $  36.7     $ 37.8           3.0%             $ 74.9    $ 80.4             7.3%
Pallet service operations........        58.9       54.2         (8.0)%              113.9     108.3           (4.9)%
Pallet pooling operations........         3.9        4.8          23.1%                7.8       9.1            16.7%
Drum reconditioning operations...        29.9       25.7        (14.0)%               57.1      51.3          (10.2)%
                                      -------     ------                            ------    ------

   Total revenues................     $ 129.4     $122.5         (5.3)%             $253.7    $249.1           (1.8)%
                                      =======     ======                            ======    ======

(1) Historical and pro forma revenues for RPC and Pallet Pooling Operations are the same for the three months ended June 30, 2000 because there were no acquisitions of companies for these segments in 2000.

     Revenues for our RPC operations increased by 3.0% to $37.8 million for the three months ended June 30, 2001 compared to $36.7 million for the three months ended June 30, 2000. RPC trips increased by 8.0% to 58.1 million trips for the three months ended June 30, 2001 compared to 53.8 million trips for the three months ended June 30, 2000. Revenues for our RPC operations increased by 7.3% to $80.4 million for the six months ended June 30, 2001 compared to pro forma $74.9 million for the six months ended June 30, 2000. RPC trips increased by 9.2% to
116.8 million trips for the six months ended June 30, 2001 compared to 107.0 million pro forma trips for the six months ended June 30, 2000. The increases in revenues and RPC trips for the periods in 2001 compared to 2000 are primarily attributable to additional RPC trips and related revenues for our operations in North America.

     Revenues for our pallet services operations decreased by 8.0% to $54.2 for the three months ended June 30, 2001 compared to $58.9 for the three months ended June 30, 2000. Revenues for our pallet services operations decreased by 4.9% to $108.3 for the six months ended June 30, 2001 compared to pro forma $113.9 million for the six months ended June 30, 2000. The decreases for the periods in 2001 compared to 2000 are attributable to a slightly weaker economy in the industrial segment of North America.

     Revenues for our pallet pooling operations increased by 23.1% to $4.8 million for the three months ended June 30, 2001 compared to $3.9 million for the three months ended June 30, 2000. Revenues for our pallet pooling operations increased by 16.7% to $9.1 million for the six months ended June 30, 2001 compared to pro forma $7.8 million for the six months ended June 30, 2000.

     Revenues for our drum reconditioning operations decreased by 14.0% to $25.7 million for the three months ended June 30, 2001 compared to $29.9 million for the three months ended June 30, 2000. Revenues for our drum reconditioning operations decreased by 10.2% to $51.3 million for the six months ended June 30, 2001 compared to pro forma $57.1 million for the six months ended June 30, 2000. The decreases for the periods in 2001 compared to 2000 are attributable to the weaker economy in the industrial segment of North America.

RESEARCH AND DEVELOPMENT; TECHNOLOGY INITIATIVES

     The growth of our RPC operations reflects a history of devotion to product and systems innovations and creativity, and is a core value of the Company. Our research and development activities occur in tandem with our marketing efforts. We strive to lead as well as support the materials handling marketplace with new products and services while simultaneously expanding both markets and geographic coverage with our products and materials handling services. As the marketplace requires, we will strive to add new services and materials handling products to our existing product and service offerings.

     We are engaged in ongoing product improvement efforts with our RPC suppliers to make our RPCs more durable and handling-efficient with a lower cost per trip and to develop new products. These research and development efforts are conducted by our related-party suppliers pursuant to the terms of the applicable supply agreements and do not involve separate research and development expenditures. Our supply agreements are described in our 2000 Annual Report.

     We intend to develop tracking and tracing technology in the materials movement industry through IFCO Online. All industries have to improve their supply chains in order to deal with shorter product life cycles, a broader spectrum of product offerings, and cost and competitive pressures. The supply chain management processes, therefore, need to be improved with new methods such as collaborative planning, build-to-order, cross-docking, merge-in-transit, and just-in-time deliveries. Today's logistics systems, however, lack online supply chain data. Tracking and tracing systems based on radio frequency identification, or RFID, tools can provide online information throughout the entire flow of goods.

     RFID tools will be a component part of platforms that move products through the supply chain and may be used to track the location and the content of shipping platforms. These platforms include primarily RPCs, but could also include pallets and other conveyances. The usage of that technology can improve supply chain planning and asset utilization, automate warehousing and logistics processes, and provide more current information on new pricing strategies and implementation.

     IFCO Online has evaluated tracking and tracing systems and RFID technology carefully, both from a process and technical standpoint. We have selected the leading provider of RFID technology as our partner for the development and implementation. A pilot program for our tracking and tracing system with one or a few select customers is planned for 2001. After completion of that pilot we intend to select target markets for further implementation. In the future, we intend to add tracking and tracing services to our current product offerings.

FINANCIAL CONDITION AS OF JUNE 30, 2001

     Our total assets decreased to $762.1 million at June 30, 2001 from $784.8 million at December 31, 2000. Our stockholders' equity decreased to $208.3 at June 30, 2001 from $215.4 million at December 31, 2000.

CASH FLOWS

     Our sources of cash, to the extent they originate in different countries where we operate, are not statutorily restricted as to their movement from country to country.

     Our cash requirements generally follow the seasonality of our revenue generation. In addition, our RPC operations require cash, generally in the spring, for the refunding of RPC deposits. See "Seasonality" in our 2000 Annual Report.

     Operating activities used $16.3 million in cash for the six months ended June 30, 2001 compared to $13.1 million for the six months ended June 30, 2000. Net cash used in investing activities decreased to $13.3 million for the six months ended June 30, 2001 from $160.2 million for the six months ended June 30, 2000, primarily due to the cash paid in conjunction with the Merger and related transactions in 2000. Net cash provided by financing activities decreased to $26.7 million for the six months ended June 30, 2001 from $186.5 million for the six months ended June 30, 2000, primarily due to the cash provided in conjunction with the Merger, IPO, and related transactions in 2000.

     As a result of these changes, cash and cash equivalents decreased $3.4 million to $14.5 million at June 30, 2001 from $17.9 million at December 31, 2000.

LIQUIDITY

     In conjunction with the Merger, the Company obtained financing through the Senior Credit Facility, a multi-bank, revolving credit facility in the amount of $235.0 million, and an offering of Senior Subordinated Notes in the amount of (Euro Dollar)200.0 million. The proceeds of the IPO of our ordinary shares, the Senior Subordinated Notes, and the Senior Credit Facility were used to finance the purchase of PalEx and other purchased companies, to repay the existing indebtedness of the IFCO Companies and PalEx, for capital expenditures, and for other general corporate and operating requirements. In April 2001, the Senior Credit Facility was amended and reduced to $178.0 million, which includes a term loan of $78.0 million, representing the amounts borrowed to acquire other purchased companies. The Amended Senior Credit Facility and Senior Subordinated Notes contain certain financial covenants including requirements for minimum levels of net worth, interest coverage and ratios of indebtedness to EBITDA.

     For a more thorough discussion of the indebtedness of the Company, see Note 3 to the condensed consolidated financial statements.

     Our liquidity, which is defined as amounts available under the senior credit facility plus cash, was $20.9 million as of June 30, 2001.

  FUTURE LIQUIDITY; FINANCING PROSPECTS

     Our sources of cash liquidity include cash from operations and amounts available under the Amended Senior Credit Facility. These sources may not be sufficient to finance our capital requirements, continuing operations, or desired level of growth. Further, under the Amended Senior Credit Facility, we are required to use the entire proceeds of the sale of our new pallet manufacturing business to reduce permanently the amounts due and total availability under the Amended Senior Credit Facility. Therefore, the new pallet manufacturing sale will not provide any improvements to our future liquidity, except for the interest savings anticipated from lower debt levels.

     Our current level of profitability and cash flow may limit our ability to attract new sources of equity capital that would be favorable to the Company's existing shareholders. Any possible inability to generate sufficient cash from operations, lack of availability under the Amended Senior Credit Facility, or the absence of other sources of debt or equity capital may have a material adverse effect on the Company's ability to operate and on our results of operations for 2001.

     We are pursuing additional financing, including additional sources of equity, sale-leaseback financing, additional sales of assets, increased receivables factoring, and amendments to our Amended Senior Credit Facility that would give us additional capacity under that facility. We cannot, however, assure you that we will be able to obtain additional financing, that any additional financing will be on terms that are as favorable to us as our existing debt, or that sufficient cash will be provided by operations.

     If we are unable to complete the sale of the new pallet manufacturing business and amend the Amended Senior Credit Facility, or otherwise negotiate further amendment of the Amended Senior Credit Facility with the lenders, or if we are unable to obtain additional financing or new financing, any of these occurrences, or any combination of them, could have a material adverse effect on our results of operations and financial condition. In addition, with any of these occurrences, or any combination of them, it is possible that we may exceed the borrowing base or be in violation of one or more covenants of the Amended Senior Credit Facility during one or more periods after the date of this report. If our borrowings under the Amended Revolver exceed the borrowing base as determined by the lenders, we are required to prepay the Amended Revolver in an amount equal to the excess. If we fail to make a required prepayment, the failure would be a default under the Amended Credit Facility that cannot be cured. Any violation of a covenant would also be a default under the Amended Senior Credit Facility. We are required to give prompt notice to the administrative agent and the lenders of the occurrence of any default. For most violations of covenants, we have a period of 30 days after our notice to cure the violation.

     If we are unable to cure a covenant violation within the specified time period for cure, or if there is a default with no cure period available, and the lenders do not waive the violation or appropriately amend the Amended Senior Credit Facility, then there will be an event of default under the Amended Senior Credit Facility. If an event of default does occur as the result of a covenant violation, then the lenders may immediately terminate the Amended Revolver and may declare the aggregate principal amount outstanding under the Amended Term Loan and the Amended Revolver, together with all accrued and unpaid interest, immediately due and payable. With respect to outstanding letters of credit, we would also be required to deposit cash collateral with the administrative agent equal to the undrawn and unexpired amounts of the letters of credit. In addition, if the lenders declare the Amended Term Loan and the Amended Revolver immediately due and payable, there will be an event of default under the terms of the indenture governing the Senior Subordinated Notes, which would entitle the trustee or the noteholders to accelerate the payment of principal and interest under the Senior Subordinated Notes.

EARNINGS AND RESULTS OF OPERATIONS

  FOR THE THREE MONTHS ENDED JUNE 30, 2001

     The Company's net income for the three months ended June 30, 2001 was $3.0 million compared to net income of $1.8 million for the three months ended June 30, 2000.

     Gross margin from the Company's pallet services and pooling operations and drum reconditioning operations increased by $5.9 million for the three months ended June 30, 2001 compared to the three months ended June 30, 2000, but was offset by a decrease of $4.7 million of gross margin from our RPC operations for the same comparative periods. The additional gross margins for the Company's pallet services and pooling operations and drum reconditioning operations are primarily attributable to the pallet services companies purchased during the third quarter of 2000. Gross margin as a percentage of sales increased from 17.3% for the three months ended June 30, 2000 to 19.4% for the three months ended June 30, 2001 for our pallet services and pooling operations and drum reconditioning operations, but decreased to 14.3% from 26.5% for our RPC operations for the same comparative periods. The increase in gross margin percentage for our pallet services and pooling operations and drum reconditioning operations is primarily due to the higher margins attributable to those pallet services companies acquired during the third quarter of 2000.
Gross margin as a percentage of sales for our RPC operations decreased primarily due to an increase in trip-related expenses and additional depreciation.

     Our selling, general and administrative expenses increased by $7.5 million to $18.2 million for the three months ended June 30, 2001 from $10.7 million for the three months ended June 30, 2000. Selling, general and administrative expenses for our RPC operations increased $4.2 million to $7.7 million for the three months ended June 30, 2001 compared to $3.6 million for the three months ended June 30, 2000. Selling, general and administrative expenses for our RPC operations for the three months ended June 30, 2000 are net of a marketing and promotional cost and expense reimbursement from our RPC supplier, Schoeller Plast AG, in the amount of $2.0 million. Selling, general and administrative expenses for our pallet services and pooling operations and drum reconditioning operations increased $4.3 million to $7.9 million for the three months ended June 30, 2001 compared to $3.6 million for the three months ended June 30, 2000. The increase was primarily attributable to those companies acquired as purchases during the third quarter of 2000. Our corporate selling, general and administrative expenses decreased by $0.9 million to $2.6 million for the three months ended June 20, 2001 compared to $3.5 million for the three months ended June 30, 2000.

     Our foreign currency income increased $10.9 million to $10.5 million for the three months ended June 30, 2001 compared to foreign currency loss of $0.4 million for the three months ended June 30, 2000, primarily due to the change in the exchange rate between the euro and the dollar. See Note 5 to condensed consolidated financial statements. Our interest expense increased by $1.8 million to $8.3 million for the three months ended June 30, 2001 compared to $6.5 million for the three months ended June 30, 2000, due to increased borrowings to finance the purchase of three pallet companies and a drum reconditioning company in 2000 and borrowings for working capital requirements. Goodwill amortization was relatively unchanged at $2.2 million for the three months ended June 30, 2001 compared to $2.1 million for the three months ended June 30, 2000.

  FOR THE SIX MONTHS ENDED JUNE 30, 2001

     The Company's net income for the six months ended June 30, 2001 was $14.5 million compared to a net loss of $6.0 million for the six months ended June 30, 2000.

     Gross margin from the Company's pallet services and pooling operations and drum reconditioning operations increased by $19.4 million for the six months ended June 30, 2001 compared to the six months ended June 30, 2000, but was offset by a decrease of $4.0 million of gross margin from our RPC operations for the same comparative periods. The additional gross margins for the Company's pallet services and pooling operations and drum reconditioning operations are primarily attributable to the pallet services companies purchased during the third quarter of 2000. Gross margin as a percentage of sales increased from 18.7% for the six months ended June 30, 2000 to 19.5% for the six months ended June 30, 2001 for our pallet services and pooling operations and drum reconditioning operations, but decreased to 15.1% from 22.0% for our RPC operations for the same comparative periods. The increase in gross margin percentage for our pallet services and pooling operations and drum reconditioning operations is primarily due to the higher margins attributable to those pallet services companies acquired during the third quarter of 2000. Gross margin as a percentage of sales for our RPC operations decreased primarily due to an increase in trip-related expenses and additional depreciation.

     Our selling, general and administrative expenses increased by $21.6 million to $38.6 million for the six months ended June 30, 2001 from $17.0 million for the six months ended June 30, 2000. Selling, general and administrative expenses for our RPC operations increased $8.2 million to $15.0 million for the six months ended June 30, 2001 compared to $6.8 million for the six months ended June 30, 2000. Selling, general and administrative expenses for our RPC operations for the six months ended June 30, 2000 are net of a marketing and promotional cost and expense reimbursement from our RPC supplier, Schoeller Plast AG, in the amount of $2.0 million. Selling, general and administrative expenses for our pallet services and pooling operations and drum reconditioning operations increased by $15.3 million to $18.7 million for the six months ended June 30, 2001 compared to $3.5 million for the six months ended June 30, 2000, primarily due to the additional selling, general and administrative expenses of those companies acquired as purchases during the third quarter of 2000. Our corporate selling, general and administrative expenses decreased by $1.9 million to $4.9 million for the six months ended June 20, 2001 compared to $6.8 million for the six months ended June 30, 2000.

     Our foreign currency income increased $30.5 million to $30.0 million for the six months ended June 30, 2001 compared to a foreign currency loss of $0.5 million for the six months ended June 30, 2000, primarily due to the change in the exchange rate between the euro and the dollar. See Note 5 to condensed consolidated financial statements. Our interest expense increased by $6.4 million to $16.8 million for the six months ended June 30, 2001 compared to $10.4 million for the six months ended June 30, 2000, due to increased borrowings to finance the purchase of three pallet companies and a drum reconditioning company in 2000 and borrowings for working capital requirements. Goodwill amortization increased $2.3 million to $4.9 million for the six months ended June 30, 2001 compared to $2.7 million for the six months ended June 30, 2000, due to the acquisition of PalEx and the other companies acquired as purchases in 2000.

FINANCIAL RISK

     The functional currency of the Company's European operations and the parent company is the euro. The Company's reporting currency is the dollar. Accordingly, our results of operations will be affected during those periods where there is significant fluctuation in the exchange ratio between the euro and the dollar.

     The Company has entered into a contract with its sole related-party supplier of RPCs in Europe and in North America. This contract protects the company against significant increases in the cost of granulate, the primary ingredient used in the manufacture of RPCs.

     The Company's pallet recycling and drum reconditioning segments in North America are subject to cost fluctuations of used pallets and reconditionable drums created by the relationship between the supply and demand of these materials. Such cost fluctuations in the past have either had no material effect on the results of operations or have been passed on to our customers through price changes.

EMPLOYEES

     The Company employed approximately 5,200 people at June 30, 2001, compared to approximately 4,000 at June 30, 2000.

DIRECTORS AND SENIOR MANAGEMENT

     Our directors and senior management are as follows:

NAME                                                   POSITION
----------------------------------------   -------------------------------------
Martin A. Schoeller.....................   Co-Chairman and Director
Christoph Schoeller.....................   Co-Chairman and Director
Cornelius Geber.........................   Director
Sam W. Humphreys........................   Director
Randall Onstead.........................   Director
Eckhard Pfeiffer........................   Director
Karl Pohler.............................   Director and Chief Executive Officer
James Griffin...........................   President, North America
Michael W. Nimtsch......................   Senior Executive Vice President and
                                            Chief Financial Officer
Wolfgang Orgeldinger....................   Chief Information Officer

                                   SIGNATURE

  The Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 31, 2001.

                                  IFCO SYSTEMS N.V.

                                  By:  /s/ MICHAEL W. NIMTSCH
                                       ----------------------------------
                                    Michael W. Nimtsch
                                    Senior Executive Vice President and Chief
                                    Financial Officer

                                                                      APPENDIX B


                    IFCO Systems Second Quarter 2001 Results

    - EBITDA margin improved, despite lower revenues and EBITDA
    - Initiatives to cut costs and implement efficiencies again effective
    - US economy downturn continues to affect performance
    - Sale of Pallet Manufacturing - closing expected in Q3

Amsterdam, August 28, 2001 - IFCO Systems N.V. ("IFCO Systems", "IFCO" or the "Company), a global leader in round-trip logistic systems and services announced its second quarter 2001 results.

IFCO Systems reports a net profit of US$3.0mm in the second quarter 2001, resulting in a net profit of US$14.5mm for the first half of 2001. The income statement includes a currency gain of US$10.3mm (US$29.1mm in the first half
2001). As in the previous quarter the gain reflects the change in the value of the euro denominated debt when translated into US$. US$24.3mm of the YTD figure is non cash.

Sales from continuing operations totalled US$122.5mm compared to pro forma revenues of US$129.5mm in the prior year, which is 5.4% below the prior year. Sales YTD 2001 were US$249.1mm, compared to pro forma revenues of US$253.7mm for the same period in the previous year, which is 1.8% lower. The overall decrease in revenues was primarily caused by the continued economic downturn in the US economy, which affected our US pallet services and drum reconditioning businesses.

As a result of this revenue shortfall, EBITDA from continuing operations resulted in US$16.2mm in Q2 2001 compared to US$19.9mm in the prior year. Consequently the EBITDA YTD 2001 of US$31.2mm was also down compared to US$38.8mm in the prior year. However, the overall EBITDA margin in Q2 2001 of 13.2% improved significantly by 10.9% or 1.3% points since Q4 2000.

Debt as of June 30, 2001 totalled US$364.0mm against US$374.4mm at the end of first quarter 2001. Bank debt was unchanged. Liquidity, defined as cash plus availability under the senior credit facility minus borrowings, was US$21.9mm. IFCO Systems was in compliance with its bank covenants as of June 30, 2001.

Compared to Q1 2001 IFCO was able to reduce significantly its accounts receivables, day sales outstanding and inventory. Due to a reduction of accounts payables and a seasonal decrease in the refundable deposit, working capital of continuing businesses was reduced by US$4.5mm in Q2 2001.

IFCO Systems is continuing to work on the completion of the definitive agreement for the sale of the pallet manufacturing business with an undisclosed third party and expects respective cash proceeds upon closing of the sale in Q3 2001. We have been informed that the buyer has received commitments for the financing for the transaction. The proceeds will be used to pay down debt under the Company's senior credit facility and to pay related transactions expenses.

The second quarter report 2001 will be filed this week with the Frankfurt Stock Exchange and will be available on our homepage www.ifcosystems.